Filed Pursuant to Rule 253(g)(2)

File No. 024-12578

Supplement No. 1 dated June 6, 2025 to the Offering Circular dated May 2, 2025

This document supplements, and should be read in conjunction with, the offering circular of Worthy Wealth Senior Living, Inc. (the “Company”), dated May 2, 2025, as filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement is to disclose that while the stated minimum investment in the offering as set forth in the Offering Circular is $100, the Company has elected to accept follow on investments in an amount less than $100 from any person that is a Company shareholder at the time of said follow on investment. This Supplement to the Offering Circular does not otherwise modify or update disclosure in, or exhibits to, the original Offering Circular. This Supplement to the Offering Circular should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.